Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three-Month Period Ended March 31, 2026

PART I. FINANCIAL INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars, except per share amounts)	Notes	2026	2025
Revenue	4	$87,060	$116,749
Operating expenses	5	(55,336)	(53,042)
Depreciation		(22,130)	(25,909)
Amortization		(8,611)	(10,899)
Other operating gains (losses), net	7	(82,347)	3,950
Operating (loss) income		(81,364)	30,849
Interest expense	6	(49,958)	(56,664)
Interest and other income		4,149	6,208
Gain (loss) on changes in fair value of financial instruments	19	(15,821)	(33,412)
Gain (loss) on foreign exchange		(17,306)	2,480
Income (loss) before income taxes		(160,300)	(50,539)
Tax (expense) recovery	8	9,351	(918)
Net income (loss)		$(150,949)	$(51,457)

Net income (loss) attributable to:
Telesat Corporation shareholders		$(45,495)	$(15,538)
Non-controlling interest		(105,454)	(35,919)
		$(150,949)	$(51,457)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(3.04)	$(1.08)
Diluted		$(3.04)	$(1.08)

Total Weighted Average Common Shares Outstanding
Basic	16	14,979,228	14,381,205
Diluted	16	14,979,228	14,381,205

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars)	2026	2025
Net income (loss)	$(150,949)	$(51,457)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	56,292	1,752
Total other comprehensive income (loss)	56,292	1,752
Total comprehensive income (loss)	$(94,657)	$(49,705)

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders	$(28,943)	$(15,238)
Non-controlling interest	(65,714)	(34,467)
	$(94,657)	$(49,705)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Telesat Corporation Shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2025	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705
Net income (loss)	—	(15,538)	—	—	—	(15,538)	(35,919)	(51,457)
Issuance of share capital on settlement of restricted share units and performance share units	6,855	4,897	(994)	1,843	849	12,601	(19,374)	(6,773)
Exchange of Limited Partnership units for Public Shares	34	—	—	—	—	34	(34)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	300	300	300	1,452	1,752
Share-based compensation	—	—	939	—	939	939	2,306	3,245
Balance as at March 31, 2025	$65,971	$456,692	$70,900	$115,053	$185,953	$708,616	$1,734,856	$2,443,472

Balance as at April 1, 2025	$65,971	$456,692	$70,900	$115,053	$185,953	$708,616	$1,734,856	$2,443,472
Net income (loss)	—	(139,816)	—	—	—	(139,816)	(338,944)	(478,760)
Issuance of share capital on settlement of restricted share units, deferred share units, performance share units and the exercise of stock options	3,347	1,762	(71)	380	309	5,418	(6,161)	(743)
Exchange of Limited Partnership units for Public Shares	679	8,755	1,131	1,073	2,204	11,638	(11,638)	—
Other comprehensive income (loss), net of tax (expense) recovery of $(2,969)	—	3,421		(60,443)	(60,443)	(57,022)	(144,296)	(201,318)
Share-based compensation, net of tax (expense) recovery of $6,046	—	—	1,986	—	1,986	1,986	4,959	6,945
Balance as at December 31, 2025	$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596

Balance as at January 1, 2026	$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596
Net income (loss)	—	(45,495)	—	—	—	(45,495)	(105,454)	(150,949)
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	17,116	(722)	(1,262)	958	(304)	16,090	(30,177)	(14,087)
Exchange of Limited Partnership units for Public Shares	4	108	6	4	10	122	(122)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	16,552	16,552	16,552	39,740	56,292
Share-based compensation	—	—	926	—	926	926	2,206	3,132
Balance as at March 31, 2026	$87,117	$284,705	$73,616	$73,577	$147,193	$519,015	$1,144,969	$1,663,984

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	March 31, 2026	December 31, 2025
ASSETS
Cash and cash equivalents		$522,725	$509,798
Trade and other receivables		58,823	58,422
Other current financial assets		426	430
Current income tax recoverable		10,054	5,952
Prepaid expenses and other current assets		265,780	257,456
Total current assets		857,808	832,058
Satellites, property and other equipment	4, 9	2,885,263	2,716,708
Deferred tax assets		4,773	4,231
Other long-term financial assets		17,160	18,283
Long-term income tax recoverable		6,993	6,993
Other long-term assets	4	326,440	368,657
Intangible assets	4, 10	435,544	442,278
Goodwill	10	2,158,085	2,214,575
Total assets		$6,692,066	$6,603,783

LIABILITIES
Trade and other payables		$88,845	$57,447
Other current financial liabilities		889,850	857,637
Income taxes payable		44	2,772
Other current liabilities		59,704	58,431
Current indebtedness	12	2,374,537	2,341,145
Total current liabilities		3,412,980	3,317,432
Long-term indebtedness	12	1,270,275	1,152,462
Deferred tax liabilities		80,252	91,991
Other long-term financial liabilities		9,788	10,091
Other long-term liabilities		254,787	262,211
Total liabilities		5,028,082	4,834,187

SHAREHOLDERS’ EQUITY
Share capital	13	87,117	69,997
Accumulated earnings		284,705	330,814
Reserves		147,193	130,009
Total Telesat Corporation shareholders’ equity		519,015	530,820
Non-controlling interest	14	1,144,969	1,238,776
Total shareholders’ equity		1,663,984	1,769,596
Total liabilities and shareholders’ equity		$6,692,066	$6,603,783

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2026	2025
Cash flows from operating activities
Net income (loss)		$(150,949)	$(51,457)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		22,130	25,909
Amortization		8,611	10,899
Tax expense (recovery)		(9,351)	918
Interest expense		49,958	56,664
Interest income		(4,400)	(6,342)
(Gain) loss on foreign exchange		17,306	(2,480)
(Gain) loss on changes in fair value of financial instruments		15,821	33,412
Share-based compensation		3,129	3,241
(Gain) loss on disposal of assets		(20)	(3,950)
Impairment		84,469	—
Deferred revenue amortization		(11,304)	(14,407)
Pension expense		1,125	1,366
Other		749	(691)
Income taxes paid, net of income tax received	21	(9,328)	(1,580)
Interest paid, net of interest received	21	(27,078)	(31,350)
Operating assets and liabilities	21	12,752	118,772
Net cash from operating activities		3,620	138,924
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(74,540)	(200,313)
Cash payments related to property and other equipment		(43,145)	(34,744)
Net proceeds from disposal of assets		—	4,500
Investments and other		(870)	—
Net cash (used in) generated from investing activities		(118,555)	(230,557)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	12	130,218	340,000
Payments of principal on lease liabilities	21	(674)	(515)
Satellite performance incentive payments	21	(212)	(190)
Proceeds from exercise of stock options		599	—
Tax withholdings on settlement of restricted and performance share units		(9,551)	(6,788)
Net cash (used in) generated from financing activities		120,380	332,507

Effect of changes in exchange rates on cash and cash equivalents		7,482	4,433

Changes in cash and cash equivalents		12,927	245,307
Cash and cash equivalents, beginning of period		509,798	552,064
Cash and cash equivalents, end of period		$522,725	$797,371

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

Telesat is a leading global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world.

The Company, through its wholly owned indirect subsidiary Telesat GEO Inc., formerly Telesat Canada (“Telesat GEO”) operates a state-of-the-art fleet consisting of 13 geostationary satellites and the Canadian payload on Viasat-1, ground infrastructure and highly expert and dedicated staff.

After a decade of development, the Company, through its wholly owned indirect subsidiary, Telesat LEO ULC, formerly Telesat LEO Inc. (“Telesat LEO”) is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. Telesat Lightspeed will initially consist of 156 satellites capable of providing a highly advanced, global, enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Telesat Lightspeed is expected to be in service in 2028.

The Company began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Effective April 27, 2026, the Company changed the name of its legacy GEO operating subsidiary from Telesat Canada to Telesat GEO Inc.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On May 4, 2026, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION AND GOING CONCERN

Statement of Compliance

The financial statements represent the interim financial statements of the Company, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2025 consolidated financial statements of the Company. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2025.

The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION AND GOING CONCERN (cont.)

Telesat GEO Debt Refinancing and Going Concern

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Assessing the ability of the Company to continue as a going concern requires judgment that includes considering whether conditions or events, including those at any of its subsidiaries, impact the going concern assumption. In conducting this assessment, management identified an adverse event at Telesat GEO relating to significant obligations that will require repayment or refinancing. Consequently, the Company is required to evaluate the impact of this adverse event on its ability to continue as a going concern.

Telesat GEO is a wholly owned subsidiary of the Company. Telesat GEO’s Term Loan B and Senior Notes, as disclosed in Note 12, are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. As a result of the refinancing requirement at the end of 2026, approximately $2.4 billion of Telesat GEO’s debt, comprising the Term Loan B and the 2026 Senior Secured Notes (collectively, the “Telesat GEO debt”), has been classified as a current liability in these financial statements as at March 31, 2026. The Telesat GEO debt obligations are guaranteed by certain direct and indirect subsidiaries of Telesat GEO (“Guarantors”) and the obligation for repayment of the credit facilities upon maturity does not extend beyond these Guarantors. Other entities within the Telesat group, other than the Guarantors (“LEO Non-Guarantors”) are primarily focused on the Telesat Lightspeed project. Telesat LEO, a subsidiary of the Company through which the Lightspeed project is being developed, has a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as certain personnel, occupancy, and information systems, currently provided to Telesat LEO by Telesat GEO up to a specified maximum.

The Company has approximately $522.7 million of cash and cash equivalent of which $210.5 million is held within Telesat GEO, as at March 31, 2026. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO, are not expected to be sufficient to meet Telesat GEO debt maturity obligations as they come due.

Management is engaged in discussions with lenders’ advisors about refinancing the Telesat GEO debt. However, these refinancing activities are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these refinancing initiatives will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat GEO debt maturities in December 2026, casts substantial doubt as to Telesat GEO’s ability to meet its debt obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these unaudited interim condensed consolidated financial statements.

Should the Company not be able to refinance the Telesat GEO debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement and provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Company is currently evaluating the impact of this new standard.

4. SEGMENT INFORMATION

The Company reports under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”.

The Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO.

Service Revenue

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

Three-month ended March 31, 2026	GEO	LEO		Other(3)	Consolidated
Broadcast	$35,710	$		$—	$35,710
Enterprise	48,836		65	—	48,901
Consulting and other	1,082		1,367	—	2,449
Revenue	85,628		1,432	—	87,060
Operating expenses, net of share-based compensation and non-recurring items(1)	(30,406)		(19,705)	(1,808)	(51,919)
Adjusted EBITDA(1)	$55,222		$(18,273)	$(1,808)	35,141
Share-based compensation					(3,129)
Non-recurring items(2)					(288)
Depreciation					(22,130)
Amortization					(8,611)
Other operating gains (losses), net					(82,347)
Operating income					(81,364)
Interest expense					(49,958)
Gain (loss) on changes in fair value of financial instruments					(15,821)
Interest and other income					4,149
Gain (loss) on foreign exchange					(17,306)
Income (loss) before income taxes					(160,300)
Tax (expense) recovery					9,351
Net income (loss)					$(150,949)
Capital expenditures	$646		$151,975	$—	$152,621

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Three-month ended March 31, 2025	GEO	LEO	Other(3)	Consolidated
Broadcast	$55,056	$—	$—	$55,056
Enterprise	56,843	—	—	56,843
Consulting and other	3,234	1,616	—	4,850
Revenue	115,133	1,616	—	116,749
Operating expenses, net of share-based compensation and non-recurring items(1)	(29,660)	(18,478)	(1,204)	(49,342)
Adjusted EBITDA(1)	$85,473	(16,862)	(1,204)	67,407
Share-based compensation				(3,241)
Non-recurring items(2)				(459)
Depreciation				(25,909)
Amortization				(10,899)
Other operating gains (losses), net				3,950
Operating income				30,849
Interest expense				(56,664)
Gain (loss) on foreign exchange				2,480
Gain (loss) on changes in fair value of financial instruments				(33,412)
Interest and other income				6,208
Income (loss) before income taxes				(50,539)
Tax (expense) recovery				(918)
Net income (loss)				(51,457)
Capital expenditures	$408	$178,120	$—	$178,528

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance.

(2)      Non-recurring payments include severance payments and special compensation and benefits.

(3)      Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”.

Equipment sales

Equipment sales included within the various services were as follows:

Three-month ended March 31,	2026	2025
GEO	$3,736	$1,148
LEO	65	—
Equipment sales	$3,801	$1,148

All equipment sales were from Enterprise services.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Three-month ended March 31,	2026	2025
Canada	$45,032	$58,540
United States	28,471	38,579
Europe, Middle East & Africa	5,822	7,590
Latin America & Caribbean	5,726	7,550
Asia & Australia	2,009	4,490
Revenue	$87,060	$116,749

For the three months ended March 31, 2026 and 2025, all revenue from the LEO segment was from the United States geographic region.

The satellites and intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic region were allocated as follows:

As at,	March 31, 2026	December 31, 2025
Canada	$2,640,013	$2,464,818
United Kingdom	232,074	238,478
United States	12,016	12,276
All others	1,160	1,136
Satellites, property and other equipment	$2,885,263	$2,716,708
As at,	March 31, 2026	December 31, 2025
Canada	$422,301	$428,909
United States	5,099	5,426
Latin America & Caribbean	8,144	7,943
Intangible assets	$435,544	$442,278

Other long-term assets by geographic region were allocated as follows:

As at,	March 31, 2026	December 31, 2025
Canada	$300,484	$343,059
United States	25,956	25,598
Other long-term assets	$326,440	$368,657

Goodwill was not allocated to geographic regions.

Major Customers

For the three months ended March 31, 2026 and 2025, there were two significant customers each representing more than 10% of consolidated revenue totaling $26.1 million and $12.6 million respectively (March 31, 2025 — $32.9 million and $23.8 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. OPERATING EXPENSES

Three months ended March 31,	2026	2025
Compensation and employee benefits(a)	$24,488	$26,073
Other operating expenses(b)	22,218	20,251
Cost of third-party satellites(c)	6,789	6,111
Cost of equipment sales(d)	1,841	607
Operating expenses	$55,336	$53,042

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three months ended March 31, 2026 included $0.4 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three months ended March 31, 2025 — $0.8 million).

(c)      Cost of third-party satellites included the cost of third-party satellite capacity acquired to fulfill customer capacity requirements.

(d)      Cost of equipment sales included the cost of equipment and other costs directly attributable to fulfilling the Company’s obligations under customer contracts, excluding the cost of third-party satellite capacity.

6. INTEREST EXPENSE

Three-month ended March 31,	2026	2025
Interest on indebtedness	$61,468	$56,452
Interest on significant financing component	2,784	3,284
Interest on leases	442	446
Interest on satellite performance incentive payments	199	252
Interest on employee benefit plans	(503)	(265)
Capitalized interest	(14,432)	(3,505)
Interest expense	$49,958	$56,664

7. OTHER OPERATING GAINS (LOSSES), NET

Three-month ended March 31,	2026	2025
Insurance proceeds and other	$2,102	$3,950
Gain on disposal of assets	20	—
Impairment	(84,469)	—
Other operating gains (losses), net	$(82,347)	$3,950

Impairment

During the three months ended March 31, 2026, an impairment loss of $84.5 million was recognized against goodwill related to the aggregated GEO segment and GEO Cash Generating Unit (“GEO CGU”) (Note 10).

8. INCOME TAXES

Three-month ended March 31,	2026	2025
Current tax expense (recovery)	$2,185	$2,432
Deferred tax expense (recovery)	(11,536)	(1,514)
Tax expense (recovery)	$(9,351)	$918

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three-month ended March 31,	2026	2025
Income (loss) before income taxes	$(160,300)	$(50,539)
Multiplied by the statutory income tax rates	26.39%	26.39%
	(42,303)	(13,337)
Income tax recorded at rates different from the Canadian tax rate	(339)	(1,187)
Permanent differences	15,321	11,107
Effect of temporary differences not recognized as deferred tax assets	19,717	3,540
Foreign taxes	—	535
Impact of foreign exchange	(1,747)	260
Tax expense (recovery)	$(9,351)	$918
Effective income tax rate	5.83%	(1.82)%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2026, the Company had additions of $152.6 million (March 31, 2025 — $178.5 million) primarily related to acquisitions associated with the LEO program.

10. GOODWILL AND INTANGIBLE ASSETS

During the three months ended March 31, 2026, the Company assessed the most sensitive assumptions to determine whether or not there were any changes in the key assumptions used in the most recent impairment test as of December 31, 2025. Based on this assessment, no significant changes were identified for the LEO segment compared to the assumptions used in the December 31, 2025 valuation. Accordingly, no indicators of impairment were identified and no impairment of goodwill was recognized.

For the GEO segment and CGUs, the Company identified indicators of impairment, primarily as a result of an increase in the discount rate range from 9.3% – 10.3% used in the December 31, 2025 impairment test to 10.3% – 11.3%, reflecting changes in market-based inputs. Consequently, the Company performed impairment analyses as at March 31, 2026 for the GEO segment and GEO CGUs. There were no changes to the assumptions that underpin the impairment analyses as at March 31, 2026 other than increase in discount rate, relative to the impairment analyses undertaken as at December 31, 2025. As a result of the impairment analyses, an impairment loss of $84.5 million was recognized against Goodwill relating to the GEO segment. No impairment was identified in the GEO CGUs.

Sensitivities

The GEO segment impairment analysis showed that an increase of 1% in the discount rate would have resulted in an increase to corresponding impairment of $43.7 million.

Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at March 31, 2026 were as follows:

Remainder 2026	2027	2028	2029	2030	Thereafter	Total
$3,693	$4,790	$4,648	$4,956	$4,721	$33,514	$56,322

The undiscounted contractual cash flows included $16.8 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at March 31, 2026. Based upon the assessed lease term, the expected undiscounted cash flows totaled $51.5 million.

12. INDEBTEDNESS

As at,	March 31, 2026	December 31, 2025
Telesat GEO Financing
Term Loan B – U.S. Facility(1) (March 31, 2026 and December 31, 2025 – US$1,320,531)	$1,837,650	$1,812,296
2027 Senior Unsecured Notes(2) (March 31, 2026 and December 31, 2025 – US$213,035)	296,460	292,369
2026 Senior Secured Notes(3) (March 31, 2026 and December 31, 2025 – US$387,047)	538,615	531,183
2027 Senior Secured Notes(4) (March 31, 2026 and December 31, 2025 – US$224,995)	313,103	308,783
Telesat Lightspeed Financing
Government of Canada Telesat Lightspeed Financing(5)	723,460	603,376
Government of Quebec Telesat Lightspeed Financing(5)	135,226	112,780
	3,844,514	3,660,787
Deferred financing costs, prepayment options, warrants and loss on repayment	(199,702)	(167,180)
	3,644,812	3,493,607
Less: current indebtedness	(2,374,537)	(2,341,145)
Long-term indebtedness	$1,270,275	$1,152,462

____________

(1)      On December 6, 2019, Telesat GEO entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility of up to $200.0 million US dollars which matured in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026. During the three months ended March 31, 2026 and March 31, 2025, there were no repurchases of debt.

(2)      On October 11, 2019, Telesat GEO issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes, maturing in October 2027 (“2027 Senior Unsecured Notes”). During the three months ended March 31, 2026 and March 31, 2025, there were no repurchases of debt.

(3)      On April 27, 2021, Telesat GEO issued, through a private placement, US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing in December 2026 (“2026 Senior Secured Notes”). During the three months ended March 31, 2026 and March 31, 2025, there were no repurchases of debt.

(4)      On December 6, 2019, Telesat GEO issued, through a private placement, US$400 million 4.875% Senior Secured Notes, maturing in June 2027 (“2027 Senior Secured Notes”). During the three months ended March 31, 2026 and March 31, 2025, there were no repurchases of debt.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

(5)      On September 13, 2024, Telesat LEO entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”). The debt balances include $38.6 million of interest that was added to the principal balance of the loan.

Telesat Lightspeed Financing Warrants

During 2024, as consideration for making available the loan facility, Telesat LEO entered into agreements with the lenders that irrevocably grant warrants equivalent to 11.87% of the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”), which were fair valued upon the completion of the conditions precedent. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of a Lightspeed LEO Limited Partnership which holds all of the Telesat LEO shares.

The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder), at any time after the second anniversary of the original date of issuance of the warrants (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement. The standard cash exercise of the warrants meets the definition of gross-settled equity instruments; on the other hand, if the cashless exercise is used, the number of units will vary depending on fair market value of the Lightspeed LEO Limited Partnership units at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument (Note 19).

Deferred Financing Charges

Deferred financing charges include the debt issue costs associated with the Telesat Lightspeed Financing and the initial value of the Telesat Lightspeed Financing Warrants granted to the Government of Canada and the Government of Quebec. As drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the deferred financing charges will be transferred to debt issue costs against the long-term indebtedness and amortized to interest expense using the effective interest method.

The activity in deferred financing charges for the three months ended March 31, 2026 is as follows:

	Telesat Lightspeed Financing Warrants	Debt issue costs	Total
As at December 31, 2025	$429,100	$26,834	$455,934
Transferred to debt issue costs	(30,575)	(1,912)	(32,487)
Impact of foreign exchange	6,004	375	6,379
As at March 31, 2026	$404,529	$25,297	$429,826

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent Telesat Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	March 31, 2026		December 31, 2025
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	15,105,250	$80,777	14,730,782	$63,657
Class C Shares	112,841	6,340	112,841	6,340
	15,218,091	$87,117	14,843,623	$69,997

The breakdown of the number of shares of Telesat Public Shares, as at March 31, 2026, was as follows:

Telesat Public shares
Class A Common shares	5,307,901
Class B Variable Voting shares	9,797,349
Total Telesat Public shares	15,105,250

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at March 31, 2026 and December 31, 2025. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2025 that can be obtained on the SEC’s website at https://www.sec.gov and on the SEDAR+ at https://www.sedarplus.ca.

During the three months ended March 31, 2026, 404,827 Restricted Share Units (“RSUs”) were settled for 208,582 Telesat Public Shares, on a net settlement basis (Three months ended March 31, 2025 — 443,485 RSUs were settled for 223,671 Telesat Public Shares, on a net settlement basis).

During the three months ended March 31, 2026, 224,822 Performance Share Units (“PSUs”) were settled for 113,880 Telesat Public Shares (Three months ended March 31, 2025 — 93,454 PSUs were settled for 46,360 Telesat Public Shares).

During the three months ended March 31, 2026, no Deferred Share Units (“DSUs”) were settled (Three months ended March 31, 2025 — 12,434 DSUs were settled for an equal number of Telesat Public Shares).

During the three months ended March 31, 2026, 1,638 Telesat Public Shares were issued in exchange for an equal number of Class A Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”) (Three months ended March 31, 2025 — 12,500 Telesat Public Shares were issued in exchange for an equal number of Class A LP Units).

During the three months ended March 31, 2026, 50,368 stock options were exercised in exchange for an equal number of Telesat Public Shares. There were no options exercised during the three months ended March 31, 2025.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

The number and stated value of the outstanding LP Units of the Partnership as at March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026		December 31, 2025
	Number of shares	Stated value	Number of shares	Stated value
Class B LP Units	18,059,646	$49,424	18,061,284	$49,428
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,158,008	$88,317	36,159,646	$88,321

On consolidation into Telesat Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at March 31, 2026, Telesat Corporation held a general partnership interest representing approximately 29% economic interest in the Partnership (December 31, 2025 — approximately 29%). The remaining 71% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2025 — 71%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan which was amended and restated as at June 18, 2024 (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat GEO and Telesat Corporation) adopted a management stock incentive plan in April 2013, as amended (the “Historic Plan”).

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic plan		Omnibus Plan
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1, 2026	49,526	$71.33	699,159	$13.28
Exercised	—	$—	(50,368)	$11.89
Outstanding March 31, 2026	49,526	$71.33	648,791	$13.38

There were no stock options granted under the Historic Plan or Omnibus Plan during the three months ended March 31, 2026 or March 31, 2025. No further stock options will be granted under the Historic Plan.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS (cont.)

The movement in share units under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2026	707,466	530,056	232,163
Granted	149,360	101,115	8,438
Settled	(404,827)	(224,822)	—
Outstanding, March 31, 2026	451,999	406,349	240,601

Employee Share Purchase Plan

In 2025, the Company established an Employee Share Purchase Plan (“ESPP”). The ESPP is a cash-settled share-based payment plan, whereby employees of the Company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are subject to a one year holding period. The employee and Company’s contributions are remitted to an independent plan administrator who is responsible for purchasing common shares on the market on behalf of the employee.

The amount expensed for the three months ended March 31, 2026 was $0.3 million (March 31, 2025 — $Nil).

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

Three months ended March 31	2026	2025
Net income (loss) attributable to Telesat Common Shares	$(45,495)	$(15,538)
Effect of diluted securities	—	—
Diluted net income (loss) attributable to Telesat Common Shares	$(45,495)	$(15,538)

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

Three-month ended March 31	2026	2025
Basic total weighted average number of Telesat Common Shares outstanding	14,979,228	14,381,205
Effect of diluted securities
Stock options	—	—
RSUs, DSUs and PSUs	—	—
Diluted total weighted average number of Telesat Common Shares outstanding	14,979,228	14,381,205

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until June 30, 2028 relating to the Telesat Lightspeed constellation.

For the three months ended March 31, 2026, the Company recorded $1.1 million relating to the agreement (three months ended March 31, 2025 — $nil).

Of the amount recorded during the three months ended March 31, 2026, no amount was recorded as a reduction to satellites, property and other equipment and $1.1 million was recorded as a reduction to operating expenses.

18. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenants under the Telesat GEO Financing and Telesat Lightspeed Financing (Note 12), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, warrants and loss on repayment as defined in Note 12).

The Company’s capital was as follows:

As at	March 31, 2026	December 31, 2025
Shareholders’ equity (excluding reserves)	$371,822	$400,811
Non-controlling interest	$1,144,969	$1,238,776
Debt financing (excluding deferred financing costs, prepayment options, warrants and loss on repayment)	$3,844,514	$3,660,787

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management.

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2026.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at March 31, 2026, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $599.1 million (December 31, 2025 — $586.9 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The following table provides breakdown by maturity of financial assets as at March 31, 2026:

	Carrying amount	Contractual cash flows
		Remaining 2026	2027	2028	2029	2030	Thereafter
Cash and cash equivalents	$522,725	$522,725	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	51,394	51,394	—	—	—	—	—
Deferred receivables	23,263	6,026	14,318	715	706	698	800
Other financial assets	1,752	426	—	—	—	—	1,326
	$599,134	$580,571	$14,318	$715	$706	$698	$2,126

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, primarily U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at March 31, 2026, North American and International customers made up 66% and 34% of the outstanding trade receivable balance, respectively (December 31, 2025 — 67% and 33%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at March 31, 2026 was $14.9 million (December 31, 2025 — $13.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at March 31, 2026, a portion of the indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $2,985.8 million ($2,944.6 million as of December 31, 2025), before netting of deferred financing costs, prepayment options, warrants and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions and denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Financing Warrant derivative liabilities and Telesat Lightspeed Financing indebtedness. As at March 31, 2026, the derivative liabilities and indebtedness had balances of $848.3 million and $858.7 million, respectively (December 31, 2025 — $832.4 million and $716.2, respectively), with $404.5 million recorded against deferred charges (December 31, 2025 — $429.1 million).

As at March 31, 2026, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $63.1 million (December 31, 2025 — $70.8 million) and increased (decreased) other comprehensive income (loss) by $70.5 million (December 31, 2025 — $62.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $1.6 million for three months ended March 31, 2026 (three months ended March 31, 2025 — $1.3 million), excluding any impact from the capitalization of interest tied to the Telesat Lightspeed Financing.

Liquidity risk

The Company manages liquidity risk though active cash forecasting and by maintaining sufficient cash and cash equivalents.

The contractual maturities of financial liabilities as at March 31, 2026 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2026	2027	2028	2029	2030	Thereafter
Trade and other payables	$88,845	$88,845	$88,845	$—	$—	$—	$—	$—
Customer and other deposits	1,391	1,391	576	520	137	—	—	158
Satellite performance incentive payments	12,735	14,752	3,890	2,662	2,544	2,544	2,544	568
Derivative liabilities	848,313	848,313	848,313	—	—	—	—	—
Other financial liabilities	2,196	2,196	2,196	—	—	—	—	—
Indebtedness(1)	3,879,505	6,966,433	2,537,737	636,464	215,254	475,444	568,793	2,532,741
	$4,832,985	$7,921,930	$3,481,557	$639,646	$217,935	$477,988	$571,337	$2,533,467

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on repayment. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$422	$2,439
Indebtedness	$34,991	$1,126,045

The ability of Telesat GEO to meet its financial obligations depends on its capacity to generate sufficient cash flow and access financing on acceptable terms. As of the date of this report, the Term Loan B and 2026 Senior Secured Notes are scheduled to mature in December 2026, which will require significant repayment or refinancing. Refer to Note 2 for further discussion on management’s actions in managing the liquidity risk associated with the term loans and 2026 Senior Secured Notes that become due in December 2026.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at March 31, 2026	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$522,725	$—	$522,725	Level 1
Trade and other receivables	58,823	—	58,823	(1)
Other current financial assets	426	—	426	Level 1
Other long-term financial assets	17,160	—	17,160	Level 1
Trade and other payables	(88,845)	—	(88,845)	(1)
Other current financial liabilities	(41,537)	(848,313)	(889,831)	Level 2, Level 3
Other long-term financial liabilities	(9,788)	—	(9,776)	Level 2
Indebtedness(2)	(3,844,514)	—	(3,008,025)	Level 2
	$(3,385,550)	$(848,313)	$(3,397,343)
As at December 31, 2025	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$509,798	$—	$509,798	Level 1
Trade and other receivables	58,422	—	58,422	(1)
Other current financial assets	430	—	430	Level 1
Other long-term financial assets	18,283	—	18,283	Level 1
Trade and other payables	(57,447)	—	(57,447)	(1)
Other current financial liabilities	(25,205)	(832,432)	(857,652)	Level 2
Other long-term financial liabilities	(10,091)	—	(10,014)	Level 2, Level 3
Indebtedness(2)	(3,660,787)	—	(2,845,442)	Level 2
	$(3,166,597)	$(832,432)	$(3,183,622)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on prepayment.

Assets pledged as security

The Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets relating to the Telesat Lightspeed business.

The Telesat Lightspeed Financing is secured by substantially all the assets relating to the Telesat Lightspeed business.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at March 31, 2026, cash and cash equivalents included $14.7 million (December 31, 2025 — $15.5 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at March 31, 2026 and December 31, 2025, the discount rate used was 6.9% and 7.0%, respectively.

The fair value of the indebtedness, excluding the Telesat Lightspeed Financing, was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The rate used in the calculation of the fair value of the Telesat Lightspeed Financing is a percentage of face value of the indebtedness. The fair value of the Telesat Lightspeed Financing excludes deferred financing costs and warrants. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

	March 31, 2026	December 31, 2025
Term Loan B – U.S. Facility	80.12%	79.21%
2027 Senior Unsecured Notes	47.44%	46.84%
2027 Senior Secured Notes	77.89%	77.41%
2026 Senior Secured Notes	80.36%	80.16%
Telesat Lightspeed Financing	83.66%	84.92%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at March 31, 2026 ranged from 4.00% to 4.01% (December 31, 2025 — 3.74% to 3.97%).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Telesat Lightspeed Financing Warrants were valued based upon an option pricing framework, incorporating an American-style exercise option, which allows for early exercise before expiry. In determining the unobservable inputs, the Company uses observable market inputs such as industry reports, interest rate yield curves, current rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The movements in Telesat Lightspeed Financing Warrants were as follows:

	Government of Canada	Government of Quebec	Total
As at December 31, 2025	$701,340	$131,092	$832,432
Change in fair value	13,329	2,492	15,821
Impact of foreign exchange	51	9	60
As at March 31, 2026	$714,720	$133,593	$848,313

20. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

Three months ended March 31, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$895	$72	$967	$158	$—	$158
Interest (income) expense	$(772)	$(20)	$(792)	$280	$9	$289
Three months ended March 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,061	$138	$1,199	$167	$—	$167
Interest (income) expense	$(618)	$36	$(582)	$263	$54	$317

No amounts were recorded on the statements of comprehensive income (loss) for the three months ended March 31, 2026 or 2025.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at March 31, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$42,903	$(1,164)	$41,739	$22,589	$436	$23,025
Included in other long-term assets	$109,386	$—	$109,386	$—	$—	$—
As at December 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$43,288	$(952)	$42,336	$22,400	$424	$22,824
Included in other long-term assets	$109,812	$—	$109,812	$—	$—	$—

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31,	2026	2025
Cash	$507,990	$764,098
Short-term investments(1)	14,735	33,273
Cash and cash equivalents	$522,725	$797,371

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Three months ended March 31,	2026	2025
Income taxes paid	$(9,328)	$(1,580)
Income taxes received	—	—
	$(9,328)	$(1,580)

Interest paid, net of interest received was comprised of the following:

Three months ended March 31,	2026	2025
Interest paid	$(31,537)	$(36,708)
Interest received	4,459	5,358
	$(27,078)	$(31,350)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2026	$3,493,607	$12,355	$40,109
Cash inflows	130,218	—	—
Cash outflows	—	(212)	(674)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	2,325	—	—
Interest paid	—	—	(404)
Interest accrued	12,477	—	442
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(32,865)	—	—
Non-cash addition	—	—	100
Non-cash transfer	—	—	(29)
Impact of foreign exchange	39,050	171	30
Balance as at March 31, 2026	$3,644,812	$12,314	$39,574

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2025	$3,096,615	$15,060	$33,375
Cash inflows	340,000	—	—
Cash outflows	—	(190)	(515)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	727	—	—
Interest paid	—	—	(446)
Interest accrued	3,076	—	446
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(85,943)	—	—
Non-cash addition	—	—	4,215
Impact of foreign exchange	(1,267)	2	(82)
Balance as at March 31, 2025	$3,353,208	$14,872	$36,993

The net change in operating assets and liabilities was comprised of the following:

Three months ended March 31,	2026	2025
Trade and other receivables	$(755)	$98,059
Financial assets	1,399	(3,305)
Other assets	8,398	(3,346)
Trade and other payables	9,905	(1,573)
Financial liabilities	(53)	325
Other liabilities	(6,142)	28,612
	$12,752	$118,772

Non-cash investing activities were comprised of:

Three months ended March 31,	2026	2025
Satellites, property and other equipment	$48,341	$52,309

22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at March 31, 2026:

	Remaining 2026	2027	2028	2029	2030	Thereafter	Total
Property leases	$902	$1,203	$1,203	$1,203	$1,203	$11,935	$17,649
Capital commitments	507,654	6,262	—	—	—	—	513,916
Other operating commitments	27,033	15,367	17,149	14,076	12,646	35,882	122,153
	$535,589	$22,832	$18,352	$15,279	$13,849	$47,817	$653,718

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2026 to 2051.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. To the extent that these contracts are non-cancellable, or the Company incurs an unavoidable obligation to make payments, a liability is recognized in the interim condensed consolidated financial statements. The total outstanding commitments as at March 31, 2026 were included in capital commitments.

The Company has entered into a service agreement with a supplier that is subject to an alternative payment structure. Based on the contractual terms in effect as at March 31, 2026, the Company has assessed the obligation of C$84.4 million (US$ 60.0 million) under the arrangement as an executory contract, as performance obligations under the agreement are not met and the Company does not have an unavoidable present obligation to transfer economic resources as at the reporting date. Accordingly, this obligation is not recognized in the interim condensed consolidated financial statements and has not been included in the capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at March 31, 2026, customer prepayments of $198.4 million (December 31, 2025 — $190.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $120.1 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2025 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

Related parties included Red Isle Private Investments Inc. and MHR Fund Management LLC. There were no transactions or balances with Red Isle Private Investments Inc. or MHR Fund Management LLC during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2026 were $0.6 million (Three-month ended March 31, 2025 — $0.6 million).

The Company funds certain defined contribution pension plans. Contributions made to the plans for the three months ended March 31, 2026 were $0.7 million (Three-month ended March 31, 2025 — $0.5 million).

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three-month period ended March 31, 2026.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited interim condensed consolidated financial statements included herein. References to Non-Guarantor(s) refers to entities which are not guarantors under the Telesat GEO Inc., formerly known as Telesat Canada (“Telesat GEO”), credit agreement and indentures, which are Telesat Corporation and its subsidiaries excluding Telesat GEO and its Restricted Subsidiaries (as defined under the Telesat GEO Inc. credit Agreement and indentures). References to LEO Non-Guarantor(s) refers to the Non-Guarantors that own all of the assets related to the Telesat Lightspeed business and are developing and will deploy, operate and commercialize, the Telesat Lightspeed Constellation. LEO Non-Guarantors include Telesat LEO Holdings ULC, Lightspeed LEO Limited Partnership, Telesat LEO ULC (formerly known as Telesat LEO Inc.) (“Telesat LEO”) and all of Telesat LEO’s subsidiaries.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to May 4, 2026, unless otherwise noted.

This MD&A makes reference to certain non-IFRS Accounting Standards measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS® Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards. Rather, these non-IFRS Accounting Standards measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards measures in the evaluation of issuers. Our management also uses non-IFRS Accounting Standards measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS Accounting Standards measure to the most closely comparable IFRS Accounting Standards measure, see below under the heading “Non-IFRS Accounting Standards Measures”.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that are not based on historical fact and are “forward-looking statements” and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used in this MD&A, statements which are not historical in nature, or which contain the words “believe,” “expect,” “plan,” “may,” “will,” “would,” “could,” “should,” “anticipate,” “estimate,” “project,” “intend” or “outlook”, or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, or provide forward-looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward-looking information as a result of known and unknown risks and uncertainties. All statements made in this MD&A are made only as of the date of this MD&A. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. Telesat undertakes no obligation to update the statements made in this MD&A in the event facts or circumstances subsequently change after the date of this MD&A.

These forward-looking statements and this forward-looking information are not guarantees of future performance, are based on Telesat’s current expectations and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward-looking information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and the ability to refinance Telesat GEO’s debt, the outcome of litigation related to Telesat GEO’s debt and the 62% equity distribution of the Telesat Lightspeed business, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information regarding the Company, including results of operations and variances between the year ended December 31, 2025 and 2024, can be obtained in our Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 17, 2026, on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

HIGHLIGHTS

Northwestel and Telesat formalize Telesat Lightspeed agreement

In April 2026, Northwestel, the largest communications provider in Canada’s North, signed a multi-year contract for Telesat Lightspeed Low Earth Orbit (“LEO”) satellite services. Northwestel plans to leverage Telesat Lightspeed to deliver low latency, sovereign broadband connectivity to communities throughout Nunavut.

Telesat adds military Ka-band to the Telesat Lightspeed constellation

In March 2026, Telesat announced the addition of military Ka-band (“Mil-Ka”) spectrum to its advanced Telesat Lightspeed network, responding to strong global demand for mission critical Mil-Ka capacity in LEO. Telesat Lightspeed was designed from inception to meet the security and resiliency requirements of defence organizations, and the addition of interoperable Mil-Ka connectivity further enhances its ability to support rapidly expanding defence and sovereignty requirements.

Telesat Canada name change

Effective April 27, 2026, we changed the name of our legacy GEO operating subsidiary from Telesat Canada to Telesat GEO Inc. The name change did not impact our legal structure, ownership, operations, financial results, or subsidiaries.

Progress of Telesat Lightspeed Satellite constellation development

We continue to make progress in 2026 on the development of the Telesat Lightspeed constellation. In the first three months of 2026, we held further design reviews with our satellite and dispenser manufacturers, and progressed our work on user terminals, software development for network and satellite operation, and ground station deployment. We expect to commence global commercial service around the end of Q1 2028. As of March 31, 2026, we have invested approximately $2.7 billion in the Telesat Lightspeed program.

During the three months ended March 31, 2026, we received a further $130.0 million in advances from our Telesat Lightspeed Financing. As of March 31, 2026, $1.72 billion was still available to draw.

Liquidity and going concern

Our Term Loan B and Senior Notes, held in Telesat GEO, are scheduled to mature between December 2026 and October 2027, resulting in substantial obligations at the end of 2026 of approximately $2.3 billion, that will require repayment or refinancing.

Based on current projections, cash flows from operations and assets of the Company are expected to be sufficient to meet the Company’s contractual obligations as they become due prior to the date of debt maturity. However, these cash flows alone are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026, June 2027 and October 2027.

Management is engaged in discussions with lenders’ advisors about refinancing the Telesat GEO Debt and at the time of issuing the financial statements, management expects to refinance the existing debt obligations before they become due. However, these refinancing activities are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these refinancing initiatives will be completed successfully.

This material uncertainty, which relates solely to the upcoming Telesat GEO Financing (see LIQUIDITY AND CAPITAL RESOURCES — DEBT) maturities in December 2026, casts substantial doubt as to Telesat GEO’s ability to meet its obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these unaudited interim condensed consolidated financial statements.

Should Telesat GEO not be able to refinance its debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements. For further discussion on management’s activity to manage liquidity risk, refer to Liquidity & Capital Resources Note — Liquidity.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the mission-critical requirements of companies and governments throughout the world. We report under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”. Our LEO business segment is still in its development phase, and we expect satellites offering Telesat Lightspeed global services to be in commercial operation around the end of Q1 2028.

The satellite services business is capital intensive, and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite. Telesat and its affiliates operate their GEO satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

As at March 31, 2026, the GEO business segment provided satellite services to customers from Telesat GEO Inc.’s fleet of 13 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are building, in our LEO business segment, what we believe will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity.

In September 2024, Telesat LEO completed financing agreements with the Government of Canada (“GoC”) and Government of Quebec (“GoQ”) for loans of $2.14 billion and $400 million, respectively, for the Telesat Lightspeed constellation (“Telesat Lightspeed Financing”). See “— Debt — Telesat Lightspeed Financing — Senior Secured Term Loan Facilities”, below.

Revenue

We currently earn most of our revenue by providing video and data services using geostationary satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and operating expenses which include direct-billed expenses such as third-party contractor services. As we progress our Telesat Lightspeed program, we are significantly increasing the number of employees that will engage in the successful deployment of the constellation. We anticipate that our labor costs will continue to increase, with a significant portion of the labor cost capitalized to the project.

Interest expense is significant and arises principally from our indebtedness, as elaborated in the “Debt” section. Interest expense relating to Telesat Lightspeed Financing are capitalized against the cost of the constellation until the constellation is in service.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

After decades of developing and successfully operating our GEO satellite services business, we are now poised to enhance the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed. Our commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths, our focus is on profitably maximizing the utilization of our existing in-orbit satellites and on deploying our Telesat Lightspeed constellation.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net loss for the three months ended March 31, 2026 was $150.9 million compared to net loss of $51.5 million for the same period in the prior year. The variation of $99.5 million was primarily due to the impairment of GEO goodwill, a decrease in adjusted EBITDA and higher foreign exchange losses caused by a weakening of the Canadian dollar to U.S. dollar spot rate, impacting the U.S. dollar denominated debt. This was partially offset by lower loss on changes in fair value of the Telesat Lightspeed Financing Warrants.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2026	March 31, 2026	December 31, 2025
US$ to $ spot rate	—	1.3916	1.3724
US$ to $ average rates	1.3716	—	—
	Q1 2025	March 31, 2025	December 31, 2024
US$ to $ spot rate	—	1.4387	1.4384
US$ to $ average rates	1.4344	—	—

Revenue

($ millions except percentages)	Three months ended March 31,		% Increase (Decrease)
	2026	2025
Broadcast	$35.7	$55.1	(35.1)%
Enterprise	48.9	56.8	(14.0)%
Consulting and other	2.4	4.9	(49.5)%
Revenue	$87.1	$116.7	(25.4)%

Total revenue for the three months ended March 31, 2026 decreased by $29.7 million to $87.1 million, when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $19.3 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The decrease was primarily due to non-renewals of agreements with North American direct-to-home (“DTH”) customers in 2025 and a reduction in capacity on the renewal of a DTH customer, impacting our GEO business segment.

Revenue from Enterprise services decreased by $7.9 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The decrease was primarily due to reduction of service to a certain North American fixed broadband customer and lower revenue from the maritime market, partially offset by new aero services, impacting our GEO business segment.

Consulting and other revenue decreased by $2.4 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The decrease was primarily due to reduced consulting services in our GEO business segment.

Expenses

($ millions except percentages)	Three months ended March 31,		% Increase (Decrease)
	2026	2025
Depreciation	$22.1	$25.9	(14.6)%
Amortization	8.6	10.9	(21.0)%
Operating expenses	55.3	53.0	4.3%
Other operating (gains) losses, net	82.3	(4.0)	(2,184.7)%
Total Expenses	$168.4	$85.9	96.1%

Depreciation

Depreciation of satellites, property and other equipment decreased by $3.8 million for the three months ended March 31, 2026, when compared to the same period in the prior year as a result of impairments recognized on certain of our GEO satellites in the fourth quarter of 2025.

Amortization

Amortization of intangible assets decreased by $2.3 million for the three months ended March 31, 2026, when compared to the same period in the prior year as a result of impairments recognized on GEO orbital slots in the fourth quarter of 2025.

Operating Expenses

($ millions except percentages)	Three months ended March 31,		% Increase (Decrease)
	2026	2025
Compensation and employee benefits	$24.5	$26.1	(6.1)%
Other operating expenses	22.2	20.3	9.7%
Cost of sales	8.6	6.7	28.5%
Operating expenses	$55.3	$53.0	4.3%

Compensation and employee benefits decreased by $1.6 million for the three months ended March 31, 2026, in comparison to the same period in the prior year due to an increase in wages and benefits relating to increased hiring in our LEO business segment, which was more than offset by higher labor costs capitalized to the development of the Telesat Lightspeed constellation and a decrease in wages and benefits in our GEO business segment.

Other operating expenses increased by $2.0 million for the three months ended March 31, 2026, in comparison to the same period in the prior year. The increase was primarily due to higher professional fees associated with the upcoming Telesat GEO debt maturities and increased litigation expenses.

Cost of sales increased by $1.9 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The increase was primarily due to higher equipment sales in our GEO business segment.

Other Operating Gains (Losses), Net

($ millions)	Three months ended March 31,
	2026	2025
Impairment	$(84.5)	$—
Insurance proceeds and other	2.1	4.0
Other operating gains (losses), net	$(82.3)	$4.0

Other operating gains (losses), net for the three months ended March 31, 2026 primarily related to the impairment recognized on goodwill related to the aggregated GEO cash generating unit.

Interest Expense

	Three months ended March 31,		% Increase (Decrease)
($ millions except percentages)	2026	2025
Debt service costs	$61.5	$56.5	8.9%
Interest on significant financing component	2.8	3.3	(15.2)%
Interest on satellite performance incentive payments	0.2	0.3	(21.0)%
Interest on employee benefit plans, net	(0.5)	(0.3)	89.8%
Interest on leases	0.4	0.4	(0.9)%
Capitalized interest	(14.4)	(3.5)	311.8%
Interest expense	$50.0	$56.7	(11.8)%

Interest expense included interest related to our debt, as well as interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans, leases and capitalized interest.

Debt service costs increased by $5.0 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The increase in debt service costs was primarily due to interest on the Telesat Lightspeed Financing, partially offset by lower interest rates on the U.S. TLB Facility. All debt service costs incurred on the Telesat Lightspeed Financing were capitalized to the Telesat Lightspeed constellation.

Interest expense on significant financing component decreased by $0.5 million for the three months ended March 31, 2026, when compared to the same period in the prior year, primarily due to lower average prepayment balances.

Capitalized interest relating to the Telesat Lightspeed constellation increased by $10.9 million for the three months ended March 31, 2026, when compared to the same period in the prior year.

Interest and Other Income

	Three months ended March 31,
($ millions)	2026	2025
Interest and other income	$4.1	$6.2

Interest and other income decreased by $2.1 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The decrease was primarily due to lower interest rates, lower average cash and cash equivalent balances combined with decreases in short-term investments compared to the same period in the prior year.

Foreign Exchange & Derivatives

	Three months ended March 31,
($ millions)	2026	2025
Gain (loss) on changes in fair value of financial instruments	$(15.8)	$(33.4)
Gain (loss) on foreign exchange	$(17.3)	$2.5

The loss on changes in fair value of financial instruments for the three months ended March 31, 2026 was $15.8 million compared to loss on changes in fair value of financial instruments of $33.4 million for the three months ended March 31, 2025. The variation was related to the changes in fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing.

The foreign exchange loss for the three months ended March 31, 2026 was $17.3 million compared to a foreign exchange gain of $2.5 million for the three months ended March 31, 2025, resulting in an unfavorable change of $19.8 million.

The loss for the three months ended March 31, 2026, was primarily the result of the variation of the U.S. dollar to Canadian dollar spot rate as at March 31, 2026 ($1.3916), compared to the spot rate as at December 31, 2025 ($1.3724), and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The gain for the three months ended March 31, 2025, was primarily the result of the variation of the U.S. dollar to Canadian dollar spot rate as at March 31, 2025 ($1.4387), compared to the spot rate as at December 31, 2024 ($1.4384), and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

Income Taxes

	Three months ended March 31,
($ millions)	2026	2025
Current tax expense (recovery)	$2.2	$2.4
Deferred tax expense (recovery)	(11.5)	(1.5)
Tax expense (recovery)	$(9.4)	$0.9

The tax expense (recovery) increased by $10.3 million for the three months ended March 31, 2026, when compared to the same period in the prior year. The decrease was primarily due to higher asset impairment charges.

Backlog

Our backlog represents future cash inflows from capacity allocation or service delivery contracts. As of March 31, 2026, GEO backlog was $0.8 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. At March 31, 2026, we have entered into customer agreements to provide service on Telesat Lightspeed that aggregate to $1.1 billion in cash flows.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement, and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and short-term investments.

We expect our GEO backlog as at March 31, 2026 to be recognized as follows:

($ millions)	Remaining 2026	2027	2028	2029	2030	Thereafter
Backlog	$217.6	$197.2	$106.4	$81.6	$57.3	$112.8

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2026, we had $522.7 million of cash and short-term investments, of which $209.0 million were held in Telesat GEO and its Guarantors. We also have in aggregate $1.72 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions, to finance the deployment of the Telesat Lightspeed constellation.

Cash Flows from Operating Activities

Cash flows from operating activities for the three months ended March 31, 2026 was $3.6 million, a $135.4 million decrease compared to the same period in the prior year. The decrease was primarily due to collection of certain other receivables in the prior year.

Cash Flows (used in) generated from Investing Activities

Cash used in investing activities for the three months ended March 31, 2026 was $118.5 million, down from $230.6 million for the same period in the prior year. This consisted primarily of capital expenditures associated with the Telesat Lightspeed constellation in both years.

Cash Flows (used in) generated from Financing Activities

Cash generated from financing activities for the three months ended March 31, 2026 was $120.4 million down from $332.5 million for the same period in the prior year. This was primarily due to lower drawings under the Telesat Lightspeed Financing to fund capital expenditures associated with the Telesat Lightspeed constellation.

Government Grant

In 2019, we entered into an agreement with the GoC pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the GoC, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Three months ended March 31, 2026	Year ended December 31, 2025
Satellites, property and other equipment	$228.6	$686.2
Operating expenses	20.4	69.3
Total costs incurred	$249.0	$755.5

Total research and development costs for Telesat Lightspeed for the three months ended March 31, 2026 increased by $52.7 million from $196.3 million to $249.0 million, when compared to the same period in the prior year. The variation was primarily driven by our investment in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Three months ended March 31, 2026	Year ended December 31, 2025
Satellites, property and other equipment	$—	$—
Operating expenses	1.1	3.6
Total claims	$1.1	$3.6

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at March 31, 2026 and cash flows from operating activities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest on our indebtedness. Similarly, we believe our drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the operating activities and ongoing development, construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

The Telesat GEO Term Loan B and Senior Notes are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. These maturities will create liquidity pressure if not addressed.

The Company has approximately $522.7 million of cash and cash equivalent of which $209.0 million is held within Telesat GEO and its Guarantors as at March 31, 2026. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO are not expected to be sufficient to meet Telesat GEO’s debt maturity obligations as they come due.

Management is engaged in discussions with lenders’ advisors about refinancing the Telesat GEO Financing. However, these refinancing activities are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these refinancing initiatives will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat GEO Financing maturities in December 2026, casts substantial doubt as to Telesat GEO’s ability to meet its obligations as they come due.

The debt obligations of Telesat GEO are guaranteed by certain direct and indirect subsidiaries of Telesat GEO (“Guarantors”) and the obligation for repayment of the term loan and senior secured notes upon maturity does not extend beyond these Guarantors. Other entities within the Telesat group, other than Guarantors (“LEO Non-Guarantors”) are primarily focused on the Telesat Lightspeed project. The entities responsible for the Telesat Lightspeed project have a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as personnel, occupancy, and information systems, currently provided to Telesat LEO by Telesat GEO up to a specified maximum.

We are building our Telesat Lightspeed constellation in Telesat LEO and intend to complete the deployment of, operate and commercialize our Telesat Lightspeed constellation through this entity. Telesat LEO is an indirect wholly owned subsidiary of Telesat Corporation. Telesat LEO is not a guarantor of the Telesat GEO Financing.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures and is expected to be fully funded by Telesat Lightspeed Financing, vendor financing, equity investments, including through the issuance of public equity, additional secured or unsecured debt financing, and government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our LEO Non-Guarantors which own, and will operate and commercialize, the Telesat Lightspeed constellation. However, our ability to access these sources of funding is not guaranteed.

Debt

Debt held in Telesat GEO consisted of: Term Loan B maturing in December 2026; 6.5% senior unsecured notes due in October 2027 (“2027 Senior Unsecured Notes”); 4.875% senior secured notes due in June 2027 (“2027 Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 (“2026 Senior Secured Notes”), collectively known as “Telesat GEO Financing”.

Term Loan B

Telesat GEO’s Term Loan B is a US$1,908.5 million facility maturing in December 2026. As at March 31, 2026, the outstanding balance was US$1,320.5 million.

The Term Loan B bear interest, at Telesat GEO’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75% plus a small credit spread adjustment.

The obligations under the credit agreement governing our Term Loan B (the “Credit Agreement”) and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat GEO Inc. and certain of its subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat GEO Inc. and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Term Loan B prior to the stated maturity.

Senior Notes

Telesat GEO’s Senior Notes comprise the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2027 Senior Unsecured Notes. The 2027 Senior Secured Notes, initially in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. As at March 31, 2026, the balance outstanding was US$225.0 million. The 2026 Senior Secured Notes, initially in the amount of US$500.0 million in aggregate bear interest at an annual rate of 5.625% and are due in December 2026. As at March 31, 2026, the balance outstanding was US$387.0 million. Our 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of our assets, excluding the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors.

The 2027 Senior Unsecured Notes in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. As at March 31, 2026, the balance outstanding was US$213.0 million.

The indentures governing the Senior Notes include covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indentures.

Term Loan B and 2026 Senior Secured Notes Refinancing

Our Term Loan B and 2026 Senior Secured Notes issued by Telesat GEO, are scheduled to mature in December 2026, resulting in substantial obligations that will require repayment or refinancing. The Company and Telesat GEO’s current projections indicate that cash flows from operations and assets of the company are expected to be sufficient to meet the company’s contractual obligations (other than the aforementioned debt maturities) for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows alone, which includes those of Telesat GEO, are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026. For further discussion on management’s activity to manage liquidity & capital resources risk, refer to Liquidity & Capital Resources Note — Liquidity.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund Telesat Lightspeed, on September 13, 2024, Telesat LEO, (a LEO Non-Guarantor and wholly-owned subsidiary of Telesat), entered into the Telesat Lightspeed Financing with the GoC and GoQ for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

The Telesat Lightspeed Financing carries a floating interest rate of 4.75% above the 3-month term CORRA on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the Telesat Lightspeed Financing until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

The Telesat Lightspeed Financing includes both financial and non-financial covenants with which we must comply.

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the GoC and the GoQ which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of income (loss) using the effective interest method. The carrying amount against the indebtedness as of March 31, 2026 was $188.0 million.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of March 31, 2026 was $11.8 million.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing were met.

As at March 31, 2026, $858.7 million of the Telesat Lightspeed Financing was outstanding of which $723.5 million and $135.2 million was outstanding with the GoC and GoQ, respectively. The balance consists of $820.0 million of draws combined with $38.7 million of interest which was capitalized to the principal on the loan facility. The interest capitalized against the loan facility, for the three-month period ended March 31, 2026 was $10.5 million and $2.0 million with GoC and GoQ, respectively, compared to $2.6 million and $0.4 million with GoC and GoQ, respectively, for the three-month period ended March 31, 2025.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat GEO Financing and the Telesat Lightspeed Financing.

As at March 31, 2026, the Consolidated Total Net Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Term Loan B was 10.94:1.00. The Consolidated Total Secured Net Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Term Loan B, was 9.82:1.00.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, CORRA and the applicable margins of our Term Loan B. Our interest expense for the year ending December 31, 2026, is expected to be approximately $178.5 million. Our interest expense for the Telesat Lightspeed Financing is expected to be $70.0 million the year ending December 31, 2026, which is anticipated to be capitalized against the assets under construction. The interest expense excludes the amortization of our deferred financing costs, prepayment options, warrants and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at March 31, 2026, there were no interest rate or currency derivatives that were outstanding.

We have embedded derivatives, on certain of our Telesat GEO Financing, that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our 2027 Senior Unsecured Notes, the prepayment option on our 2027 Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at March 31, 2026, the fair value of the embedded derivative related to the prepayment option on our 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we have embedded derivatives associated with the Telesat Lightspeed Financing with the GoC and GoQ. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

As at March 31, 2026, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants were $848.3 million (December 31, 2025 — $832.4 million). As the warrants could be exercised at any time after November 15, 2026, we presented the derivative liabilities as current. We believe it is highly unlikely that the warrants will be exercised by the GoC and GoQ over the next twelve months as the underlying units of Lightspeed LEO Limited Partnership are illiquid and contain limitations to the unitholder’s ability to further monetize their investment.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models or frameworks and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, primarily U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars or in cases where transactions are in Canadian dollars where the functional currency is other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments combined with the Canadian dollar indebtedness and derivative liabilities held in a subsidiary with other than a Canadian functional currency. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency, and in certain cases Canadian currency, exposes us to foreign exchange risks.

For the three months ended March 31, 2026, we recorded a primarily non-cash foreign exchange loss of approximately $17.3 million due to a stronger U.S. to Canadian dollar spot rate ($1.3916) compared to December 31, 2025 ($1.3724).

For the three months ended March 31, 2025, we recorded a primarily non-cash foreign exchange gain of approximately $2.5 million due to a stronger U.S. to Canadian dollar spot rate ($1.4387) compared to December 31, 2024 ($1.4384).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Three months ended March 31,	2026	2025
Revenue	46.5%	47.8%
Operating expenses	49.4%	46.8%
Interest on our indebtedness	76.5%	93.8%

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have (decreased) increased our net income (loss) for the three months ended March 31, 2026 by $109.9 million and increased (decreased) our other comprehensive income by $39.4 million. This would have also increased (decreased) our indebtedness by $149.3 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $17.1 million, increased (decreased) our net income (loss) by $0.7 million and increased (decreased) our other comprehensive income (loss) by $16.4 million as at and for the three months ended March 31, 2026.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three months ended March 31, 2026, as summarized in the table below:

($ millions)	Three months ended March 31, 2026
Revenue	$2.0
Operating expenses	$1.4
Interest on our indebtedness	$2.4

The sensitivity analyses above assume that all other variables remain constant.

Through our Telesat GEO U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at March 31, 2026.

($ millions, beginning of period)	Q2 2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,837.7	$—	$—	$—	$—	$—
2027 Senior Unsecured Notes	296.5	296.5	—	—	—	—
2026 Senior Secured Notes	538.6	—	—	—	—	—
2027 Senior Secured Notes	313.1	313.1	—	—	—	—
U.S. dollar denominated debt balances	$2,985.9	$609.6	$—	$—	$—	$—

Through our Telesat LEO Canadian dollar denominated indebtedness, we are exposed to foreign exchange fluctuations, as Telesat LEO has a U.S. dollar functional currency. The following table contains our existing and anticipated drawings on the Canadian dollar denominated indebtedness balances at the beginning of each respective period. The balances are net of our scheduled debt repayments.

($ millions, beginning of period)	Q2 2026	2027	2028	2029	2030	Thereafter
Telesat Lightspeed Financing	$858.5	$1,447.6	$2,756.1	$2,740.4	$2,454.9	$2,055.3

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. In the past, we entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B. There were no outstanding interest rate swaps as at March 31, 2026.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $1.6 million to our net income (loss) for three months ended March 31, 2026, excluding any impact from interest which would be capitalized against the Telesat Lightspeed constellation.

As at March 31, 2026, through our Term Loan B, our Telesat Lightspeed Financing we are exposed to interest rate fluctuations. The following table contains the balances at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at March 31, 2026.

($ millions, beginning of period)	Q2 2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,837.7	$—	$—	$—	$—	$—
Telesat Lightspeed Financing(1)	858.5	1,447.6	2,756.1	2,740.4	2,454.9	2,055.3
Debt balances exposed to interest rate fluctuation	$2,696.2	$1,447.6	$2,756.1	$2,740.4	$2,454.9	$2,055.3

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 22 of our unaudited interim condensed consolidated financial statements.

NON-IFRS ACCOUNTING STANDARDS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used by management to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used by management to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three months ended March 31,
($ millions)	2026	2025
Net income (loss)	$(150.9)	$(51.5)
Tax expense (recovery)	(9.4)	0.9
(Gain) loss on foreign exchange	17.3	(2.5)
(Gain) loss on changes in fair value of financial instruments	15.8	33.4
Interest and other income	(4.1)	(6.2)
Interest expense	50.0	56.7
Depreciation	22.1	25.9
Amortization	8.6	10.9
Other operating (gains) losses, net	82.3	(3.9)
Non-recurring compensation expenses(1)	0.3	0.5
Non-cash expense related to share-based compensation	3.1	3.2
Adjusted EBITDA	$35.1	$67.4

Revenue	$87.1	$116.7
Adjusted EBITDA Margin	40.4%	57.7%

____________

(1)      Includes severance payments, special compensation and benefits for employees.

Adjusted EBITDA for Telesat for the three-month period ended March 31, 2026, decreased by $32.3 million, when compared to the same period in the prior year. The decrease was primarily due to a decrease in revenue.

Consolidated EBITDA for Covenant Purposes

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS Accounting Standards, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS Accounting Standards or (2) cash flows from operating activities determined in accordance with IFRS Accounting Standards. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Term Loan B. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Term Loan B could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov and at https://www.sedarplus.ca.

(in $ millions)	Twelve months ended March 31, 2026
Net income (loss)	$(629.7)
Impact of unrestricted subsidiaries	(92.4)
Consolidated income for Covenant Purposes	(722.1)
Plus:
Income taxes (Note 1)	(75.8)
Interest expense (Note 1)	190.3
Depreciation and amortization expense (Note 1)	138.3
Non-cash share-based compensation and pension expense (Note 1)	6.2
Impairment	449.7
Other	13.3
Increased (decreased) by:
Gain on repurchase of debt	(6.9)
Loss on disposal of assets related to amalgamation of unrestricted subsidiaries	379.0
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	(109.1)
Consolidated EBITDA for Covenant Purposes	$262.9

____________

Note 1:   Some adjustments for covenant purposes exclude certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Net Debt and Consolidated Total Net Debt for Covenant Purposes

Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes are non-IFRS Accounting Standards measures. We believe that the inclusion of Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Term Loan B and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at March 31, 2026	As at December 31, 2025
Term Loan B & Telesat GEO Financing:
Term Loan B	$1,837.7	$1,812.3
2027 Senior Unsecured Notes	296.5	292.4
2026 Senior Secured Notes	538.6	531.2
2027 Senior Secured Notes	313.1	308.8
	2,985.9	2,944.6
Adjustments for covenant purposes:
Add: lease liabilities	29.4	29.7
Consolidated Total Debt	3,015.3	2,974.4
Less: Cash and cash equivalents (max. US$100 million)	(139.2)	(137.2)
Consolidated Total Net Debt for Covenant Purposes	$2,876.0	$2,837.2
(in $ millions)	As at March, 2026	As at December 31, 2025
Consolidated Total Debt	$3,015.2	$2,974.4
Less: Unsecured debt (2027 Senior Unsecured Notes)	(296.5)	(292.4)
Consolidated Total Secured Debt	2,718.8	2,682.0
Less: Cash and cash equivalents (max. US$100 million)	(139.2)	(137.2)
Consolidated Total Secured Net Debt for Covenant Purposes	$2,579.6	$2,544.8

As at March 31, 2026, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Term Loan B was 10.94:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Term Loan B, was 9.82:1.00.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantors and Non-Guarantors, and of the Guarantors in their Non-Guarantors. The financial information for the Non-Guarantors is in all material respects the financial information of the LEO Non-Guarantors, except as otherwise noted.

Telesat Corporation includes Telesat Partnership, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$67,968	$35,089	$1,432	$(17,429)	$87,060
Operating expenses	(2,628)	(44,060)	(6,746)	(19,331)	17,429	(55,336)
Depreciation	—	(2,662)	(20,197)	(1,021)	1,750	(22,130)
Amortization	—	(60)	(6,974)	(81)	(1,496)	(8,611)
Other operating gains (losses), net	—	(82,368)	—	21	—	(82,347)
Operating income (loss)	(2,628)	(61,182)	1,172	(18,980)	254	(81,364)
Income (loss) from equity investments	(147,150)	(5,441)	(263)	—	152,854	—
Interest expense	13	(46,671)	(3,188)	(112)	—	(49,958)
Interest and other income	97	1,350	540	2,162	—	4,149
Gain (loss) on changes in fair value of financial instruments	—	—	—	(15,821)	—	(15,821)
Gain (loss) on foreign exchange	130	(39,345)	65	21,844	—	(17,306)
Income (loss) before income taxes	(149,538)	(151,289)	(1,674)	(10,907)	153,108	(160,300)
Tax (expense) recovery	(11)	9,438	(76)	—	—	9,351
Net income (loss)	$(149,549)	$(141,851)	$(1,750)	$(10,907)	$153,108	$(150,949)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$(149,549)	$(141,851)	$(1,750)	$(10,907)	$153,108	$(150,949)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	437	31,503	(634)	24,986	—	56,292
Other comprehensive income (loss) from equity investments	56,384	9,201	602	—	(66,187)	—
Other comprehensive income (loss)	56,821	40,704	(32)	24,986	(66,187)	56,292
Total comprehensive income (loss)	$(92,728)	$(101,147)	$(1,782)	$14,079	$86,921	$(94,657)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$92,131	$73,166	$1,734	$(50,282)	$116,749
Operating expenses	(1,669)	(73,905)	(9,590)	(18,160)	50,282	(53,042)
Depreciation	—	(3,264)	(21,748)	(658)	(239)	(25,909)
Amortization	—	(60)	(8,934)	(85)	(1,820)	(10,899)
Other operating gains (losses), net	—	3,950	—	—	—	3,950
Operating income (loss)	(1,669)	18,852	32,894	(17,169)	(2,059)	30,849
Income (loss) from equity investments	(47,200)	(15,836)	214	—	62,822	—
Interest expense	(44)	(53,372)	(4,094)	(96)	942	(56,664)
Interest and other income	31	2,316	582	4,147	(868)	6,208
Gain (loss) on changes in fair value of financial instruments	—	—	—	(33,412)	—	(33,412)
Gain (loss) on foreign exchange	(4)	(224)	196	2,512	—	2,480
Income (loss) before income taxes	(48,886)	(48,264)	29,792	(44,018)	60,837	(50,539)
Tax (expense) recovery	(586)	1,064	(1,372)	(24)	—	(918)
Net income (loss)	$(49,472)	$(47,200)	$28,420	$(44,042)	$60,837	$(51,457)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$(49,472)	$(47,200)	$28,420	$(44,042)	$60,837	$(51,457)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	83	964	284	421	1,752
Other comprehensive income (loss) from equity investments	1,331	1,248	138	—	(2,717)	—
Other comprehensive income (loss)	1,331	1,331	1,102	284	(2,296)	1,752
Total comprehensive income (loss)	$(48,141)	$(45,869)	$29,522	$(43,758)	$58,541	$(49,705)

Unaudited Interim Condensed Consolidating Balance Sheets
As at March 31, 2026

	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors		Adjustments	Consolidated
Assets
Cash and cash equivalents	$14,456	$157,808	$51,222	$299,239		$—	$522,725
Trade and other receivables	1,135	27,233	7,249	23,206		—	58,823
Other current financial assets	—	2,306	201	4		(2,085)	426
Intercompany receivables	24,766	232,315	79,967	153		(337,201)	—
Current income tax recoverable	5,174	2,708	1,929	126		117	10,054
Prepaid expenses and other current assets	2,088	6,863	2,334	254,449		46	265,780
Total current assets	47,619	429,233	142,902	577,177		(339,123)	857,808
Satellites, property and other equipment	—	70,047	297,919	2,516,117		1,180	2,885,263
Deferred tax assets	—	—	14,233	—		(9,460)	4,773
Other long-term financial assets	—	38,395	3,899	89		(25,223)	17,160
Long-term income tax recoverable	—	6,993	—	—		—	6,993
Other long-term assets	26,917	109,695	45,427	190,788		(46,387)	326,440
Intangible assets	—	1,282	310,000	153,886		(29,624)	435,544
Investment in affiliates	(406,427)	1,037,323	(251,842)	—		(379,054)	—
Goodwill	—	161,891	—	—		1,996,194	2,158,085
Total assets	$(331,891)	$1,854,859	$562,538	$3,438,057		$1,168,503	$6,692,066

Liabilities
Trade and other payables	$213	$23,011	$6,859	$58,762		$—	$88,845
Other current financial liabilities	—	37,473	6,148	848,314		(2,085)	889,850
Intercompany payables	3,443	93,494	236,343	3,921		(337,201)	—
Income taxes payable	—	—	—	599		(555)	44
Other current liabilities	—	41,199	16,759	1,700		46	59,704
Current indebtedness	—	2,374,537	—	—		—	2,374,537
Total current liabilities	3,656	2,569,714	266,109	913,296		(339,795)	3,412,980
Long-term indebtedness	—	611,327	—	658,948		—	1,270,275
Deferred tax liabilities	—	60,707	—	26,839		(7,294)	80,252
Other long-term financial liabilities	202	16	34,793	—		(25,223)	9,788
Other long-term liabilities	—	110,761	—	9,386		134,640	254,787
Total liabilities	3,858	3,352,525	300,902	1,608,469		(237,672)	5,028,082
Total shareholders’ equity	(335,749)	(1,497,666)	261,636	1,829,588	(1)	1,406,175	1,663,984
Total liabilities and shareholders’ equity	$(331,891)	$1,854,859	$562,538	$3,438,057		$1,168,503	$6,692,066

____________

(1)      Includes $927.9 million of shareholders’ equity in Non-Guarantors not related to LEO.

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2025

	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors		Adjustments	Consolidated
Assets
Cash and cash equivalents	$11,756	$166,211	$38,948	$292,883		$—	$509,798
Trade and other receivables	1,136	28,383	7,282	21,621		—	58,422
Other current financial assets	—	2,274	187	35		(2,066)	430
Intercompany receivables	11,240	228,848	71,194	188		(311,470)	—
Current income tax recoverable	5,114	—	1,622	128		(912)	5,952
Prepaid expenses and other current assets	3,034	5,801	1,776	246,799		46	257,456
Total current assets	32,280	431,517	121,009	561,654		(314,402)	832,058
Satellites, property and other equipment	—	70,373	314,349	2,330,533		1,453	2,716,708
Deferred tax assets	—	—	13,561	—		(9,330)	4,231
Other long-term financial assets	—	39,120	3,950	87		(24,874)	18,283
Long-term income tax recoverable	—	6,993	—	—		—	6,993
Other long-term assets	26,356	110,122	—	232,937		(758)	368,657
Intangible assets	—	1,342	316,315	151,844		(27,223)	442,278
Investment in affiliates	(287,590)	1,037,827	(71,057)	—		(697,180)	—
Goodwill	—	218,381	—	—		1,996,194	2,214,575
Total assets	$(228,954)	$1,915,675	$698,127	$3,277,055		$941,880	$6,603,783

Liabilities
Trade and other payables	$275	$18,868	$6,193	$32,111		$—	$57,447
Other current financial liabilities	—	21,564	5,707	832,432		(2,066)	857,637
Intercompany payables	2,535	73,895	231,413	3,626		(311,469)	—
Income taxes payable	—	3,757	—	589		(1,574)	2,772
Other current liabilities	118	35,202	16,589	6,476		46	58,431
Current indebtedness	—	2,341,145	—	—		—	2,341,145
Total current liabilities	2,928	2,494,431	259,902	875,234		(315,063)	3,317,432
Long-term indebtedness	—	603,213	—	549,249		—	1,152,462
Deferred tax liabilities	—	72,446	—	26,467		(6,922)	91,991
Other long-term financial liabilities	199	16	34,751	—		(24,875)	10,091
Other long-term liabilities	—	116,526	136,845	9,598		(758)	262,211
Total liabilities	3,127	3,286,632	431,498	1,460,548		(347,618)	4,834,187
Total shareholders’ equity	(232,081)	(1,370,957)	266,629	1,816,507	(1)	1,289,498	1,769,596
Total liabilities and shareholders’ equity	$(228,954)	$1,915,675	$698,127	$3,277,055		$941,880	$6,603,783

____________

(1)      Includes $928.0 million in Non-Guarantors not related to LEO.

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2026

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(149,549)	$(141,851)	$(1,750)	$(10,907)	$153,108	$(150,949)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	2,662	20,197	1,021	(1,750)	22,130
Amortization	—	60	6,974	81	1,496	8,611
Tax expense (recovery)	11	(9,438)	76	—	—	(9,351)
Interest expense	(13)	46,671	3,188	112	—	49,958
Interest income	(97)	(1,431)	(711)	(2,161)	—	(4,400)
(Gain) loss on changes in fair value of financial instruments	—	—	—	15,821	—	15,821
(Gain) loss on foreign exchange	(130)	39,345	(65)	(21,844)	—	17,306
Share-based compensation	—	2,637	232	260	—	3,129
(Income) loss from equity investments	147,150	5,441	263	—	(152,854)	—
(Gain) loss on disposal of assets	—	—	—	(20)	—	(20)
Impairment	—	84,469	—	—	—	84,469
Deferred revenue amortization	—	(5,194)	(6,110)	—	—	(11,304)
Pension expense	72	1,053	—	—	—	1,125
Other	—	540	209	—	—	749
Income taxes paid, net of income taxes received	—	(8,766)	(562)	—	—	(9,328)
Interest paid, net of interest received	98	(29,536)	179	2,181	—	(27,078)
Operating assets and liabilities	4,403	12,388	(10,678)	6,639	—	12,752
Net cash from (used in) operating activities	1,945	(950)	11,442	(8,817)	—	3,620
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(74,540)	—	(74,540)
Cash payments related to property and other equipment	—	(748)	(3)	(42,394)	—	(43,145)
Investments and other	—	—	—	(870)	—	(870)
Net cash (used in) generated investing activities	—	(748)	(3)	(117,804)	—	(118,555)

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2026 (Continued)

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	130,218	—	130,218
Payments of principal on lease liabilities	—	(383)	(149)	(142)	—	(674)
Satellite performance incentive payments	—	—	(212)	—	—	(212)
Proceeds from exercise of stock option	599	—	—	—	—	599
Tax withholdings on settlement of restricted and performance share units	—	(8,194)	(641)	(716)	—	(9,551)
Net cash (used in) generated from financing activities	599	(8,577)	(1,002)	129,360	—	120,380
Effect of changes in exchange rate on cash and cash equivalent	156	1,871	1,838	3,617	—	7,482
Changes in cash and cash equivalents	2,700	(8,403)	12,274	6,356	—	12,927
Cash and cash equivalents, beginning of period	11,756	166,211	38,948	292,883	—	509,798
Cash and cash equivalents, end of period	$14,456	$157,808	$51,222	$299,239	$—	$522,725

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2025

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(49,472)	$(47,200)	$28,420	$(44,042)	$60,837	$(51,457)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	3,264	21,748	658	239	25,909
Amortization	—	60	8,934	85	1,820	10,899
Tax expense (recovery)	586	(1,064)	1,372	24	—	918
Interest expense	44	53,372	4,094	96	(942)	56,664
Interest income	(32)	(1,500)	(1,610)	(4,142)	942	(6,342)
(Gain) loss on changes in fair value of financial instruments	—	—	—	33,412	—	33,412
(Gain) loss on foreign exchange	4	224	(196)	(2,512)	—	(2,480)
Share-based compensation	447	2,778	373	(357)	—	3,241
(Income) loss from equity investments	47,200	15,836	(214)	—	(62,822)	—
(Gain) loss on disposal of assets	—	(3,950)	—	—	—	(3,950)
Deferred revenue amortization	—	(3,750)	(10,657)	—	—	(14,407)
Pension expense	138	771	—	457	—	1,366
Other	—	(102)	(589)	—	—	(691)
Income taxes paid, net of income taxes received	(103)	(127)	(668)	(682)	—	(1,580)
Interest paid, net of interest received	31	(34,272)	(458)	3,349	—	(31,350)
Operating assets and liabilities	582	(1,297)	5,656	113,905	(74)	118,772
Net cash from (used in) operating activities	(575)	(16,957)	56,205	100,251	—	138,924
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(200,313)	—	(200,313)
Cash payments related to property and other equipment	—	(402)	(27)	(34,315)	—	(34,744)
Net proceeds from disposal of assets	—	4,500	—	—	—	4,500
Return of capital to shareholder	—	40,566	—	—	(40,566)	—
Net cash (used in) generated investing activities	—	44,664	(27)	(234,628)	(40,566)	(230,557)

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2025 (Continued)

(in thousands of dollars)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	340,000	—	340,000
Payments of principal on lease liabilities	—	(368)	(147)	—	—	(515)
Satellite performance incentive payments	—	—	(190)	—	—	(190)
Tax withholdings on settlement of restricted and performance share units	—	(5,951)	(432)	(405)	—	(6,788)
Return of capital to shareholder	—	—	(40,566)	—	40,566	—
Dividends paid	—	—	—	—	—	—
Net cash (used in) generated from financing activities	—	(6,319)	(41,335)	339,595	40,566	332,507
Effect of changes in exchange rate on cash and cash equivalent	6	176	1,306	2,945	—	4,433
Changes in cash and cash equivalents	(569)	21,564	16,149	208,163	—	245,307
Cash and cash equivalents, beginning of period	5,893	150,425	59,066	336,680	—	552,064
Cash and cash equivalents, end of period	$5,324	$171,989	$75,215	$544,843	$—	$797,371

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at March 31, 2026, were as follows:

(in thousands of $, except number of units)	Number of shares	Stated value
Telesat Public shares	15,105,250	$80,777
Class C shares	112,841	6,340
	15,218,091	$87,117

The breakdown of the number of Telesat Public Shares, as at March 31, 2026, was as follows:

Telesat Public shares
Class A Common shares	5,307,901
Class B Variable Voting shares	9,797,349
Total Telesat Public shares	15,105,250

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at March 31, 2026.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at March 31, 2026.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at March 31, 2026 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	49,526	648,791
RSUs with time criteria	—	451,999
PSUs with time and performance criteria	—	406,349
DSUs	—	240,601
	49,526	1,747,740

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the three months ended March 31, 2026, 50,368 stock options were exercised in exchange for an equal number of Telesat Public Shares.

During the three months ended March 31, 2026, 404,827 RSUs were settled for 208,582 Telesat Public Shares, on a net settlement basis.

During the three months ended March 31, 2026, 224,822 PSUs were settled for 113,880 Telesat Public Shares, on a net settlement basis.

During the three months ended March 31, 2026, no DSUs were settled.

During the three months ended March 31, 2026, 1,638 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”).

The number and stated value of the outstanding limited partnership units issued by the Partnership as at March 31, 2026, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,059,646	$49,424
Class C LP Units	18,098,362	38,893
	36,158,008	$88,317

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2025.

Critical judgments in applying accounting policies

Telesat GEO liquidity considerations

The ability and likelihood of Telesat GEO, a subsidiary consolidated by Telesat Corporation, to refinance its debt obligations at maturity that fall due within 12 months of the balance sheet date requires management judgment.

The Company has approximately $522.7 million of cash and cash equivalent of which $210.5 million is held within Telesat GEO as at March 31, 2026. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO, are not expected to be sufficient to meet Telesat GEO’s debt maturity obligations in December 2026.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the impact of this new standard.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

Item 4.       Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of March 31, 2026, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Other than the material weakness described below, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were effective as of March 31, 2026 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Identification of Material Weakness

As at December 31, 2025, management identified a material weakness in our internal control over financial reporting related to the classification of the balance sheet between current and non-current. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness

Specifically, management identified a deficiency in the design and operating effectiveness of a control intended to review and approve the financial reporting implications of significant technical accounting and disclosure matters, and specifically the classification of the balance sheet between current and non-current. As a result, the control did not operate effectively during the period.

This deficiency resulted in the misclassification of a derivative liability relating to Telesat Lightspeed Financing Warrants that will become exercisable in November 2026 as long-term liabilities, instead of current liabilities, on the balance sheet. The deficiency did not impact the measurement of the underlying liabilities and did not affect net income, cash flows, or compliance with key covenant ratios. Management corrected the misclassification between current and non-current derivative liabilities prior to the issuance of the Annual Report.

Remediation Plan and Status

Management is committed to maintaining a strong internal control environment and is actively implementing a remediation plan to address this material weakness, including:

•        Centralized repository documenting the nature of each matter, supporting analyses, status updates, and assigned ownership that will be subject to quarterly review for completeness and appropriateness of the conclusions reached.

•        Designate qualified personnel, responsibility for review and monitoring of significant accounting matters, including during periods of employee absence or transition.

Progress During the Quarter

As of March 31, 2026, the Company has made progress in remediating this weakness by completing the centralized repository documenting the nature of each matter, supporting analyses, status updates, and performing a review for completeness and assigning qualified personnel to perform the review. We believe these actions will address the material weakness. However, the controls will require sufficient testing to determine if they are designed and operating effectively. We expect to fully remediate this weakness by December 31, 2026.

Changes in Internal Control over Financial Reporting

Except for the enhancements to controls to address the material weakness there have been no changes in Telesat Corporation’s internal control over financial reporting for the interim period ending March 31, 2026, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026. There have been no material changes to the risk factors since the filing of those reports.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.